Bank of Bermuda declares dividends

(Hamilton, Bermuda, 3 February 2004) The Board of Directors of The Bank of Bermuda Limited (Nasdaq:BBDA;BSX:BOB) today declared a dividend of 29 cents per share payable to shareholders of record on 13 February 2004 to be paid on 27 February 2004.

In addition, in connection with the proposed acquisition of the Bank by HSBC Holdings plc pursuant to an amalgamation of the Bank and a subsidiary of HSBC Holdings plc, the Board of Directors of the Bank of Bermuda Limited has also today declared a special, conditional dividend of BD$5.00 per share. The special dividend will be payable to holders of record as of the close of business on the day prior to the date on which the amalgamation becomes effective and will be paid two weeks thereafter. This special dividend is conditioned upon the closing of the amalgamation and will only be paid if the amalgamation occurs. The shareholders of the Bank will be asked to approve the amalgamation at a special general meeting of shareholders scheduled for 16 February 2004. The amalgamation is also subject to Governmental and regulatory approvals and the satisfaction of other conditions.

— ends —

Notes to Editors:

  Founded in 1889, Bank of Bermuda is a leading provider of fund administration, trust, custody, asset management and banking services. It is a global organisation, with headquarters in Bermuda and a network spanning 16 other key financial and offshore centres, including Cayman Islands, Cook Islands, Dublin, Guernsey, Hong Kong, Isle of Man, Jersey, London, Luxembourg, New York, New Zealand, Singapore, South Africa, Tokyo and Bahrain. Listed on NASDAQ (BBDA) and the Bermuda Stock Exchange (BOB), Bank of Bermuda has total assets of $12.8 billion (as at 31 December 2003) and over $130 billion in assets under administration.

  Further information on Bank of Bermuda can be found at www.bankofbermuda.com.

Media contact:
Karen Madeiros
Bank of Bermuda
Telephone: (+441) 299 6709
Fax: (+441) 299 6559
E-mail: karen.madeiros@bankofbermuda.com